Exhibit 99.1

Abits Group Reports continued growth in Q2

Hong Kong, August 5, 2024 (GLOBAL NEWSWIRE) — Abits Group Inc (NASDAQ: ABTS), a leading data center operator specializing in bitcoin mining operations in the United States, is pleased to report its continued progress in the second quarter of 2024.

Mining output in this quarter was 24.09 bitcoins, compared with 36.9 bitcoins in the first quarter, the decline largely attributed to the halving of mining rewards in late April. This decrease occurred despite the Company achieving a higher hash rate in the second quarter of 360 PH/s as new production was brought online. We expect to hit a hash rate of about 400 PH/s in the next quarter.

The improvement in the hash rate is attributed to the Company’s decision to introduce hydro cooling in its new production lines. This alternative cooling method, instead of the use of air fans, has the advantage of being more energy-efficient and less pollutive in terms of noise and dust. The 100,000-gallon water reservoir completed in Q1 enabled production to remain uninterrupted during the water maintenance shutoffs.

As previously reported, the Company acquired a 55-acre property in the town of Bloomer, Chippewa County in Wisconsin in April at a cost of $0.65 million. The Company intends to build a new 22MW site, with options to expand to 35MW. All requisite approvals should be obtained by the latter half of Q3 to allow construction to begin for completion in the first quarter of 2025.

The Company has reaffirmed its confidence in the bitcoin mining industry despite industry challenges and will continue to explore other revenue streams to maximize returns.

About Abits Group Inc.

Abits Group Inc. (NASDAQ: ABTS) is a U.S.-based digital data center operator specializing in Bitcoin self-mining operations. For more information, please visit www.abitsgroup.com or email ir@abitgrp.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan, “believe,” “potential, “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.